UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Penn Treaty American Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
707874400
(CUSIP Number)
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5615
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	707874400

1	NAMES OF REPORTING PERSONS Atlas Advantage Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		638,446

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		638,446

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	638,446

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707874400

1	NAMES OF REPORTING PERSONS Atlas Capital L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		539,845

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		539,845

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	539,845

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707874400

1	NAMES OF REPORTING PERSONS Atlas Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,178,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,178,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,178,291

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA/HC

CUSIP No.	707874400

1	NAMES OF REPORTING PERSONS RHA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,178,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,178,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,178,291

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	707874400

1	NAMES OF REPORTING PERSONS Robert H. Alpert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,178,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,178,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,178,291

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the reporting persons to amend the Schedule 13D related to the common stock of the issuer filed with the Commission on July 10, 2009, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on April 8, 2010 by the reporting persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover pages hereto. The principal business of each of Atlas Advantage Master Fund, L.P. and Atlas Capital L.P. (collectively, the “Atlas Funds”) is making investments. Atlas Capital Management, L.P. is the general partner of, and serves as investment adviser to, Atlas Capital, and also serves as an investment adviser to Atlas Advantage Master Fund. Because of the relationships described herein, Atlas Capital Management may be deemed to control each of the Atlas Funds and beneficially own securities owned by each of the Atlas Funds. The principal business of Atlas Capital Management is investment management. RHA, Inc. is the general partner of Atlas Capital Management and may be deemed to control each of the Atlas Funds and Atlas Capital Management and beneficially own securities owned by each of the Atlas Funds and Atlas Capital Management. The principal business of RHA is serving as the general partner of Atlas Capital Management. Robert H. Alpert (i) is the president and sole director of RHA and (ii) may be deemed to control each of the Atlas Funds, Atlas Capital Management and RHA and beneficially own securities owned by each of the Atlas Funds, Atlas Capital Management and RHA. The present principal occupation of Mr. Alpert is serving as the president and sole director of RHA. The address of the principal office or business address of each reporting person is 8214 Westchester Drive, Suite 650, Dallas, Texas 75225. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.”
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“The reporting persons have acquired an aggregate of 1,178,291 shares of common stock of the issuer, which are reported herein, in multiple open market transactions for an aggregate purchase price of approximately $95,865 ($0.08 per share) (excluding commissions). The source of funds for the purchase of common stock of the issuer was the general working capital of the Atlas Funds.”
Item 5. Interest in Securities of the Issuer.
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(c) Transactions in the class of securities reported on that were effected by the reporting persons during the sixty days prior to November 2, 2010, and thereafter through the date of filing of this Amendment, are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share (1)	of Transaction
11/02/2010	Atlas Capital L.P.		117,400	$0.15	Open Market
11/02/2010	Atlas Capital L.P.		46,300	$0.14	Open Market
11/03/2010	Atlas Capital L.P.		114,600	$0.15	Open Market
11/15/2010	Atlas Capital L.P.		229,100	$0.15	Open Market
11/02/2010	Atlas Advantage Master Fund, L.P.		54,700	$0.14	Open Market
11/02/2010	Atlas Advantage Master Fund, L.P.		132,600	$0.15	Open Market
11/03/2010	Atlas Advantage Master Fund, L.P.		135,400	$0.15	Open Market
11/15/2010	Atlas Advantage Master Fund, L.P.		270,900	$0.15	Open Market

(1)	Price per share excludes commissions.

Except as otherwise described herein, no transactions in class of securities reported on were effected by any reporting person during the sixty days prior to November 2, 2010, and thereafter through the date of filing of this Amendment.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.10	Joint Filing Agreement (furnished herewith)
99.10	Letter to the board of directors of the issuer, dated July 10, 2009 (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2011	ATLAS ADVANTAGE MASTER FUND, L.P. By: Atlas Capital Management, L.P., its Investment Adviser By: RHA, Inc., its General Partner
	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

ATLAS CAPITAL L.P. By: Atlas Capital Management, L.P., its General Partner By: RHA, Inc., its General Partner
	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

ATLAS CAPITAL MANAGEMENT, L.P. By: RHA, Inc., its General Partner
	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

RHA, INC.
	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

ROBERT H. ALPERT
	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.10	Joint Filing Agreement (furnished herewith)
99.10	Letter to the board of directors of the issuer, dated July 10, 2009 (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission)